October 7, 2009

VIA COURIER AND EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549

Re:	Innospec Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the fiscal period ended June 30, 2009
Form 8-K filed May 15, 2009
Definitive Proxy Statement on Form 14A filed March 27, 2009
File No. 001-13879

Dear Mr. Hartz:

This letter responds to your comment letter to Innospec Inc. (the “Company”, “we”, “us”, or “our”) dated September 28, 2009 in respect of the above-referenced filings. Your letter follows your original comment letter dated August 24, 2009 and our initial response to that letter dated September 15, 2009.

For ease of reference, we have reproduced below your comment in bold text before the response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Audited Consolidated Financial Statements

Note 9 – Intangible Assets, page 81

1. We note your response to comment seven from our letter dated August 24, 2009. Based on your response, it appears that the $6.3 million you offset against the intangible asset in 2008 was originally recorded as an intangible asset in connection with your $28 million payment to Ethyl in June 2007. However, we are unclear as to how the $6.3 million reduction to your intangible assets was reflected in your 2008 financial statements. Please advise in detail and as part of your response, please provide gross rollforwards of both the intangible asset and contract provisions.

Company Response:    The table below provides the gross rollforwards of both the Ethyl intangible asset and related contract provisions in our audited consolidated financial statements during the year ended December 31, 2008:

(in millions)	Intangible assets - Ethyl	Accrued liabilities - contract provisions

Gross amount at January 1, 2008	$28.4	$(6.3)
Reversal of contract provisions	(6.3)	6.3

Gross amount at December 31, 2008	22.1	$-

Accumulated amortization at January 1, 2008	(4.2)
Amortization charge	(4.7)

Accumulated amortization at December 31, 2008	(8.9)

	$13.2

As disclosed in our initial response letter regarding the Company’s relationship and settlement with Ethyl, contract provisions of $6.3 million as of June 30, 2007 in respect of the TMAs, U.S. Supply Agreement and settlement with Ethyl were expected to be cash settled in the future. In the intervening period to September 30, 2008 the likelihood that these contract provisions would be cash settled in the future declined from probable to reasonably possible and accordingly it was determined they were no longer necessary in accordance with FAS 5, Accounting for Contingencies. In the absence of a single triggering event this determination was primarily based on the passage of time during which the contract provisions had not been cash settled.

After due consideration, including advice received from our independent registered public accounting firm PricewaterhouseCoopers LLP, the Company determined that the most appropriate accounting treatment would be to reverse the contract related provisions against the related intangible asset.

* * * * *

If you have any questions please feel free to contact me directly at 011-44-151-348-5830.

/s/ Ian P. Cleminson

Ian P. Cleminson

Executive Vice President and Chief Financial Officer

CC:    Securities and Exchange Commission - Ms. Lisa Haynes, Staff Accountant